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August 18, 2006

David R. Snyder

Phone: 619.544.3369

dave.snyder@pillsburylaw.com

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	MediciNova, Inc.
Amendment No. 1 to Schedule 14A
File No. 0-51133

Ladies and Gentlemen:

At the request of MediciNova, Inc. (the “Company”), we are submitting the following response to the comment in the letter from Mr. Riedler dated August 15, 2006 to Dr. Yuichi Iwaki, Chief Executive Officer of the Company (the “Comment Letter”). Courtesy copies of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), marked to show changes from the Preliminary Proxy Statement on Schedule 14A as filed on August 9, 2006, are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Please note that the numbered item below corresponds to the number of the comment set forth in the Comment Letter and references herein to page numbers are to page numbers of the marked copies of the Proxy Statement unless the context suggests otherwise.

Proposal to Amend the Certificate of Incorporation to Give Effect To a Reverse Stock Split of the Common Stock of the Company, page 4

1. Upon further consideration, the Company has decided that it would be in the best interests of the Company and its stockholders to reduce proportionately the number of authorized shares of common stock and preferred stock of the Company, based on the ratio of the reverse stock split selected by the Company’s Board of Directors. Accordingly, the Company will no longer have a resulting increase in the number of available shares of its authorized stock. The Company has revised the disclosure throughout the Proxy Statement to reflect this change in the proposal to the stockholders of the Company.

U.S. Securities and Exchange Commission

August 18, 2006

As requested, in connection with this response to your Comment Letter, the Company is providing to the Commission a separate statement, in writing, acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jason Stirling, at (858) 847-4116, or the undersigned, at (619) 544-3369, with any questions regarding our response to your comment. We look forward to receiving any further comments you may have.

Very truly yours,

/s/ David R. Snyder
David R. Snyder

Enclosures

cc:	Yuichi Iwaki, M.D., Ph.D.
Mr. Gregory S. Belliston

Pillsbury Winthrop Shaw Pittman LLP